05035928

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:HANGE COMMISSION
1, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL RECEIVED PROCESSING FEB 25 2005 WASH. D.C. 213 SECTION

SEC FILE NUMBER
8- 18470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morton H. Sachs & Co. dba The Sachs Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1346 South Third Street
(No. and Street)

Louisville (City) Kentucky (State) 40208 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald McGrath (502) 636-5282
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen McCurdy, Ltd.
(Name – *if individual, state last, first, middle name*)

826 Westpoint Parkway, Suite 1250 Westlake, Ohio 44145
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, A. NICHOLAS SACHS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Sachs Company, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

My Commission Expires May 8, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORTON H. SACHS AND CO.
dba THE SACHS COMPANY

DECEMBER 31, 2004

TABLE OF CONTENTS

Cohen McCurdy
Certified Public Accountants

Cohen McCurdy, Ltd.
826 Westpoint Pkwy., Suite 1250
Westlake, OH 44145-1594

www.cohenmccurdy.com

440.835.8500
440.835.1093 *fax*

SHAREHOLDER
MORTON H. SACHS AND CO.
dba THE SACHS COMPANY

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Morton H. Sachs and Co. dba The Sachs Company (the Company) as of December 31, 2004, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morton H. Sachs and Co. dba The Sachs Company as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen McCurdy

January 18, 2005
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS		
CASH AND CASH EQUIVALENTS	$	43,274
COMMISSIONS RECEIVABLE		52,517
RECEIVABLES FROM CLEARING BROKER AND OTHER BROKER-DEALERS		158
MARKETABLE SECURITIES OWNED: AT MARKET VALUE		355,130
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - AT COST LESS ACCUMULATED DEPRECIATION AND AMORTIZATION OF $299,413		16,298
OTHER RECEIVABLES		31,231
LOAN TO SHAREHOLDER		333,000
OTHER ASSETS		61,680
	$	893,288
CONTINGENCY		
LIABILITIES		
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	28,533
COMMISSIONS PAYABLE		263
		28,796
SHAREHOLDER'S EQUITY		
COMMON STOCK 2,100 shares authorized, 200 shares issued and outstanding, no par value		20,000
RETAINED EARNINGS		844,492
		864,492
	$	893,288

The accompanying notes are an integral part of these statements.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2004

REVENUES	
Commissions and fees	$ 1,304,510
Trading gains	71,468
Interest and dividends	6,968
Marketing and administrative fees	275,812
Other	2,382
	1,661,140
EXPENSES	
Commissions and clearing charges	138,281
Employee compensation and benefits	1,003,220
Communications and data processing	65,639
Professional fees	27,575
Interest	5,541
Occupancy and equipment	235,461
Promotion and development	9,454
Other	67,688
	1,552,859
NET INCOME BEFORE FORGIVENESS OF DEBT	108,281
LOSS ON FORGIVENESS OF DEBT OF AFFILIATED COMPANY	30,098
NET INCOME	$ 78,183

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2004

	COMMON STOCK	RETAINED EARNINGS	TOTAL
BALANCE – JANUARY 1, 2004	$ 20,000	$ 766,309	$ 786,309
NET INCOME		78,183	78,183
BALANCE – DECEMBER 31, 2004	$ 20,000	$ 844,492	$ 864,492

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

CASH FLOW PROVIDED FROM OPERATING ACTIVITIES	
Net income	$ 78,183
Adjustments to reconcile net income to net cash provided from operating activities	
Depreciation and amortization	16,690
Loss on forgiveness of debt	30,098
Unrealized gain on securities	(26,750)
Increase (decrease) in cash resulting from changes in operating assets and liabilities	
Commissions receivable	(9,663)
Receivable from clearing broker and other broker-dealers	37,139
Securities owned, net	(114,395)
Other receivables	39,247
Other assets	11,365
Commissions payable	(2,623)
Accounts payable and accrued expenses	(11,546)
Net cash provided from operating activities	47,745
CASH FLOW USED IN INVESTING ACTIVITIES	
Acquisition of furniture, equipment and leasehold improvements	(3,525)
Loans to shareholder	(102,000)
Repayments on loans to shareholder	77,000
Loans to related parties	(384,868)
Repayments from related parties	354,770
	(58,623)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(10,878)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	54,152
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 43,274
SUPPLEMENTAL CASH FLOW DISCLOSURE	
Interest paid	$ 5,541
Local income taxes paid	$ 1,650

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

Morton H. Sachs and Co. dba The Sachs Company (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Kentucky, and is a member of the National Association of Securities Dealers, Inc. (NASD), specializing in several classes of services, including agency transactions and investment advisory.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded at market value on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Commissions

Commission income and related commission expenses from customers' securities and commodities transactions are reported on a settlement date basis which approximates trade date.

Investment Advisory Income

Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restricted Cash

The Company has a $50,000 interest bearing deposit with its clearing broker pursuant to its clearing agreement. The deposit is netted with pending trades and included in receivables from clearing broker and other broker-dealers.

Receivables and Credit Policies

Commissions receivable are uncollateralized clearing broker obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

Commissions receivable, net of trading costs, are stated at the amount billed. Payments of commissions receivable are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts.

Management individually reviews all commissions receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, writes off the portion, if any, of the balance that will not be collected. In the opinion of management, at December 31, 2004, all commissions were considered collectible and no allowance was necessary.

There were no commission receivable amounts which exceeded 90 days at December 31, 2004.

Investments

Investments consist primarily of equities and are classified as trading securities as defined by Statement of Financial Accounting Standard No. 115 (SFAS No. 115). Shares of stock in the Titan Corporation comprised approximately 23% of the Company's total investments as of December 31, 2004. In accordance with SFAS No. 115, these securities are reported at market value with unrealized gains and losses reported in operations in the year in which they occur.

Depreciation and Amortization

The Company primarily uses accelerated methods of depreciation and leasehold improvement amortization for financial reporting purposes using estimated useful lives of three to seven years.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company has elected to be treated as an S corporation as defined in the Internal Revenue Code. As a result, no provision for federal or state income taxes has been provided; however, the Company is liable for any local income taxes.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

3. RELATED PARTIES

The Company leases office space and obtains occasional transportation from Kentucky Property Management ("KPM"), a sole proprietorship operated by the Company's sole shareholder. The Company paid $106,843 to KPM for these services in 2004. The loan to shareholder is a non-interest bearing demand note totaling $333,000.

The Company provided financing, office space, support staff, and services to Louisville Trust Company ("LTC"), a Kentucky state chartered bank authorized to provide only trust services, for a management fee of $120,000. The Company holds a demand note receivable from LTC bearing interest at 4.25% for $29,000 as of December 31, 2004, included in other receivables.

In light of the common stock ownership of LTC and The Sachs Company, the mutual generation of income for the two companies, the relationship both companies have in sharing systems, space, personnel, and other costs, and the regulatory need for LTC to maintain a certain level of capital, The Sachs Company forgave $30,098 of LTC debt incurred during the year ended December 31, 2004.

4. EMPLOYEE BENEFIT PLAN

401(k) Plan

Substantially all of the Company's employees are covered under a qualified plan pursuant to Section 401(k) of the Internal Revenue Code. Under provisions of the plan, the Company has the discretion to match part of the employees' pre-tax contributions. The Company did not make any matching contributions during 2004.

NOTES TO THE FINANCIAL STATEMENTS

5. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $100,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2004, the Company had net capital of $356,859, which was $256,859 in excess of its required net capital of $100,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2004, the ratio was .08 to 1.

6. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

7. CONTINGENCY

A claim has been asserted against the Company by a former sales representative for reimbursement of attorney fees and arbitration expenses incurred from an arbitration hearing previously dismissed by the NASD. The matter has been the subject of discussion between the parties. Outside counsel for the Company has advised that there is a possibility of an unfavorable outcome in this matter with a potential loss of up to $96,000. Management believes the claim is without merit and intends to vigorously defend its position. As the loss is not probable, no provision has been made for any loss in the financial statement.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2004

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

NET CAPITAL		
Total shareholder's equity from statement of financial condition		$ 864,492
Less: Non-allowable assets		
Receivables	$ 368,147	
Fixed assets – Net	16,298	
Other assets	61,680	446,125
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		418,367
Haircuts on securities		61,508
NET CAPITAL		$ 356,859
COMPUTATION OF AGGREGATE INDEBTEDNESS - TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION		$ 28,796
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6⅔% OF AGGREGATE INDEBTEDNESS		$ 1,920
MINIMUM REQUIRED NET CAPITAL		$ 100,000
NET CAPITAL REQUIREMENT		$ 100,000
EXCESS NET CAPITAL		$ 256,859
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.08 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2004 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is not required as there were no net audit adjustments.

SCHEDULES II AND III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Cohen McCurdy
Certified Public Accountants

Cohen McCurdy, Ltd.
826 Westpoint Pkwy., Suite 1250
Westlake, OH 44145-1594

www.cohenmccurdy.com

440.835.8500
440.835.1093 *fax*

SHAREHOLDER
MORTON H. SACHS AND CO.
dba THE SACHS COMPANY

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Morton H. Sachs and Co. dba The Sachs Company (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Cohen McCurdy

January 18, 2005
Westlake, Ohio